FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”) Suite 2300, 1177 West Hastings Street Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

June 25, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is June 25, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports on allegations pursuant to the acquisition of the Sheini Hill s Iron Ore Project, Ghana.

Item 5.	Full Description of Material Change

The Issuer reports that the Issuer has been made aware of a blog report published in Ghana which alleges that the Issuer used improper business practices to secure the Sheini Hills Iron Ore concessions in Ghana.

The Issuer maintains it has acted legally and with integrity at all times. The Issuer has robust corporate governance and business integrity policies in place to ensure that it conducts its activities with best practices and within the confines of the law.

The Issuer recently released initial drill results on the Sheini Hills Iron Project (NR12- 13, June 15, 2012), summarized in Table 1 below:

Drillhole	From (m)	To (m)	thickness (m)	Iron Grade (%)
SCD-001	0.0	4	4.0	33.0
and	25.0	59.6	34.6	39.4
SCD002	30.0	66.55	36.6	35.0
SCD003	118.0	141.75	23.8	32.5
SCD004	0.0	3.8	3.8	43.1
and	104.4	126.4	22.0	32.4
and	173.0	206.6	33.6	36.5
SCD005	54.3	84.7	30.4	29.9
SCD006	7.6	45.6	38.0	35.7
SCD007	0.0	9.9	9.9	36.2
and	117.1	147.3	30.2	45.6
Weighted average grade				36.2

Table 1: Results from Initial Sheini Project Drillholes
(Reported drill intercepts are not true widths. At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

A 10,000 metre phase I drill program is in progress with a total of 42 drillholes having been completed to date and results having been received for the first 7 drillholes.

Drilling in progress to the north of these holes continues to intersect thicker iron mineralization, with individual iron formations in excess of 200 metres in thickness from surface.

The Sheini Hills licences comprise a total strike length of 50 kilometres, measured from north to south. Phase I exploration at Sheini Hills is targeting two main types of haematite-dominated iron deposits:

  outcropping haematite ironstones – hard-rock ironstone outcropping on ridges, and surface haematite ferricretes and detrital deposits, termed ‘Canga’ deposits where they are being mined in Brazil.

The current exploration program comprises a 3,500 line kilometre airborne geophysical survey which has been completed and delivery of a final dataset is expected in the coming weeks. Diamond drilling is focussed on in situ haematite ironstone ridges over a strike length of 9 kilometres (of the total 50 kilometre ground-holding). The ironstone ridges expose ironstones on dip slopes providing potential for very low strip ratios. Reverse Circulation drilling is focussed on extensive, peripheral surface ferriciretes (Canga deposits), which occur at surface on the surrounding plains representing a second potentially zero-strip iron deposit. Metallurgical Testing, being undertaken by SGS Mineral Services UK Ltd., will look at the potential upgrade of both potential ore-types to potentially saleable iron ore products. Since all potential ores are haematite and not magnetite, beneficiation will focus on crushing, grinding and gravity separation. High-intensity magnetic separation may be required for final processing. The Issuer has retained SRK Consulting to complete a NI 43-101 Technical Report and initial resource estimate, which should be published in early Q4 2012.

In Canada, the Carbon Creek Metallurgical Coal Deposit is the Issuer’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current (October 1, 2011) resource estimate of 166.7 million tonnes of measured and indicated, with an additional 167.1 million tonnes of inferred, ASTM Coal Rank mvB coal. Having completed acquisition of the project in June 2011, the Issuer released results of an independent PEA, including an updated resource estimate, in December 2011, which estimates a post-tax, undiscounted cash flow of $3.1 billion (on a 78% basis). The PEA contemplates production of 2.9 million tonnes of saleable metallurgical coal products per annum (NR11-20, December 12, 2011).

Current work at Carbon Creek is focused on Q3-completion of a Pre-Feasibility Study, which will provide significant detail on key mine-development considerations, including mine design, product specification, production schedule, processing plant design, site infrastructure, transportation options and a detailed financial assessment. The study aims to provide go-forward decisions, which will be fully assessed in a full Bankable Feasibility Study.

The Issuer cautions that the PEA is preliminary in nature, and is based on technical and economic assumptions which will be evaluated in further studies. The PEA is based on the current (as at October 1, 2011) Carbon Creek estimated resource model, which consists of material in both the measured/indicated and inferred classifications. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

Qualified Person

EurGeol Keith Henderson, PGeo, the Issuero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this material change report, and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer, as he is an officer and shareholder.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production from the Sheini or Carbon Creek deposits, the potential for a production decision to be made at Carbon Creek or Sheini, the potential commencement of any development of a mine at the Carbon Creek or Sheini deposits following a production decision, the potential receipt of a permit to establish and operate a mine at Carbon Creek, the completion of a NI 43-101 report and the calculation of an initial resource at Sheini, the completion of a pre-feasibility and feasibility study for Carbon Creek, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of Carbon Creek products to meet required specifications for metallurgical coal, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek or Sheini, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek or Sheini, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO Business Telephone No.: (604) 331-0096

Item 9.	Date of Report

June 28, 2012